Exhibit 99.1

Mercurity Fintech Announcing Its Unaudited Financial Results For First Half 2024

New York, NY— Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group powered by blockchain technology, today announced its unaudited financial results for the six months ended June 30, 2024.

First Half 2024 Financial and Operating Highlights

●	GAAP revenue - First half 2024 GAAP revenues of USD$517,177, compared to revenues of USD$246,242 in first half 2023, reflecting an increase of 110.03% in GAAP revenue and demonstrating the Company’s enhanced profitability and diversified revenue stream for the six months ended June 30, 2024.

●	GAAP gross loss - First half 2024 GAAP gross loss of USD$276,444, compared to gross loss of USD$447,178 in first half 2023, reflecting a decrease of 38.18% in GAAP gross loss.

●	GAAP net loss - First half 2024 GAAP net loss of USD$3,834,465, compared to net loss of USD$2,578,541 in first half 2023, reflecting an increase of 48.71% in GAAP net loss.

For detailed financial results, please refer to the Company’s 6-K filing.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing and digital consultation across North America and the Asia-Pacific region. Our focus is on delivering innovative financial solutions while adhering to principles of compliance, professionalism, and operational efficiency. Our aim is to contribute to the evolution of digital finance by providing secure and innovative financial services to individuals and businesses. And our dedication to compliance, professionalism, and operational excellence ensures that we remain a trusted partner in the rapidly transforming financial landscape.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about: our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time; developments in, or changes to, laws, regulations, governmental policies, incentives, taxation and regulatory and policy environment affecting our operations and the cryptocurrency and blockchain industry; our future business development, financial condition and results of operations; expected changes in our revenues, costs or expenditures; general business, political, social and economic conditions in mainland China and the international markets where we base our operations.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

CONTACTS

Hoi Yi Xian

Mercurity Fintech Holding Inc.

ir@mercurityfintech.com

Tel: + 1 646 283 7120

International Elite Capital Inc.

Vicky Cheung

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com